UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedules

Boston Scientific Corporation
401(k) Retirement Savings Plan

As of December 31, 2011 and 2010 and for the Year ended December 31, 2011

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

As of December 31, 2011 and 2010 and for the Year ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-13

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	15
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Signature and Exhibits	17-18

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 and schedule of assets (held at end of year) as of December 31, 2011 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. This information has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 28, 2012

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments (at fair value)	$1,629,592,825	$1,642,035,002
Receivables:
Participant contributions	—	139,239
Employer contributions	—	4,935,807
Notes receivable from participants	24,865,913	25,932,799
Total receivables	24,865,913	31,007,845

Net assets
reflecting investments at fair value	1,654,458,738	1,673,042,847

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(12,478,331)	(10,011,701)

Net assets available for benefits	$1,641,980,407	$1,663,031,146

See accompanying notes to the Financial Statements

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Investment loss:
Dividends	$36,465,255
Interest	7,558,611
Net depreciation in fair value of investments	(81,453,408)
(37,429,542)

Interest income on notes receivable from participants	1,155,792

Contributions:
Participants	92,486,724
Employer	73,723,408
Participant rollovers	5,923,168
172,133,300

Asset transfers in	1,837,423

Total additions, net of investment loss	137,696,973

Deductions:
Benefits payments	158,658,617
Administrative expenses	89,095
Total deductions	158,747,712

Net decrease	(21,050,739)

Net assets available for benefits:
Beginning of year	1,663,031,146
End of year	$1,641,980,407

See accompanying notes to the Financial Statements

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2011

1. DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company or Boston Scientific) 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed thirty days of service and have attained eighteen years of age. If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he or she will be considered an Eligible Employee for purposes of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the record keeper of each Plan Participant's account.

Contributions
Effective January 1, 2011, the Plan was amended such that, among other things, its matching contribution formula would satisfy the requirements to be a safe harbor plan, in accordance with Internal Revenue Code (IRC) section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Effective January 1, 2011, Participants were no longer permitted to make contributions on a traditional after-tax basis.

The Plan provides for “Automatic Enrollments,” whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan sixty (60) days after he or she satisfies the Plan's eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA). Following the first year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (Continued)
Vanguard Target Retirement Funds represent the QDIA for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the date the Participant attains age 65.

The Company matches 200% of Elective Deferrals for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No additional discretionary contributions were made during 2011. During 2011, employer contributions also included approximately $8.8 million related to a legal settlement which benefited certain Plan Participants.

The Plan includes a Boston Scientific Common Stock Fund feature. The Plan also includes a Pfizer Common Stock Fund which was transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider (USA) Inc., following the Company's acquisition of Schneider in September 1998. No additional contributions can be made to the Pfizer Common Stock Fund, and earnings within this fund are allocated in accordance with the Participant's current investment elections under the Plan. A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan, and any amount so transferred may not be reallocated to the Pfizer Common Stock Fund.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Each Participant is fully vested immediately in his or her contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance. Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of the Prime Rate plus 1%. The interest rate is updated monthly, and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions.

Effective January 1, 2006, the number of loans permitted to be outstanding per Participant was reduced to one. All outstanding loans as of December 31, 2005 were grandfathered, and only new loan requests made on or after January 1, 2006 are subject to this rule.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits
All benefit payments, including balances in the common stock funds, are made in the form of a lump-sum distribution equal to the value of the Participant's account, whether as cash distributions or rollovers. Boston Scientific and Pfizer common stock may be distributed in-kind, if requested by the Participant. If a terminated Participant's account is valued at and remains in excess of $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as provided for in the Plan, not to exceed one Financial Hardship withdrawal per year. Financial Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a Participant must exhaust all available loan options and available distributions prior to requesting a Financial Hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from Participant's after-tax accounts for any reason.

Forfeitures
As of December 31, 2011 and 2010, unallocated forfeited non-vested accounts totaled $355,407 and $261,458, respectively. These amounts are used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. In 2011, employer contributions were reduced by forfeited non-vested accounts in the amount of $268,534.

Administrative Expenses
The Plan's administrative expenses are paid by the Plan or the Company, in accordance with the Plan's provisions. Administrative expenses paid by the Plan include record keeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any unvested portion of their account.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a Participant ceases to make loan repayments and the plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust III (comprising the Stable Value Fund) is a tax-exempt collective trust that invests in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the Stable Value Fund's investment in these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less Participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820, Fair Value Measurement (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU No. 2011-04 clarifies the FASB's intent regarding the application of certain existing fair value measurement and disclosure requirements and changes certain principles or requirements for measuring or disclosing information about fair value. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effects that the provisions of ASU 2011-04 will have on the Plan's financial statements, but does not believe the effects will be material.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3. INVESTMENTS

The following investments represent five percent or more of the Plan's net assets available for benefits.

	December 31,
	2011	2010
Common Stock:
Boston Scientific Corporation Common Stock Fund	$101,011,309	$141,231,883
Mutual Funds:
Vanguard 500 Index Fund Signal Shares	212,778,043	*
Vanguard International Growth Fund	159,366,747	197,521,624
Vanguard Growth Index Fund Signal Shares	155,584,554	*
T. Rowe Price Small-Cap Stock Fund	122,964,038	127,653,078
Vanguard Wellington Fund Investor Shares	121,351,973	117,073,841
Vanguard Total Bond Market Index Fund	114,792,522	102,647,867
Vanguard Windsor II Fund Investor Shares	106,071,993	106,410,817
Vanguard Mid-Cap Growth Fund	83,498,406	84,044,553
Vanguard Growth Index Fund Investor Shares	*	157,732,113
Vanguard 500 Index Fund Investor Shares	*	215,295,275
Stable Value Fund:
Vanguard Retirement Savings Trust III (fair value) **	$269,473,267	$254,245,332

* Amount did not exceed five percent of the Plan's net assets in the year noted.
** The contract value of the Plan's investment in the Vanguard Retirement Savings Trust III was $256,994,936 and $244,233,631 at December 31, 2011 and 2010, respectively.

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $81,453,408 as follows:

Mutual funds	$(41,225,026)
Common stock	(40,228,382)
Net depreciation in fair value of investments	$(81,453,408)

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 are described below:

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The investment in the Stable Value Fund is stated at fair value based on the year end market value of each unit held, which is derived from the market value of the underlying net assets disclosed in the audited financial statements of the Vanguard Retirement Savings Trust III.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index	$483,155,119	$—	$—	$483,155,119
Growth	504,814,075	—	—	504,814,075
Other	146,676,955	—	—	146,676,955
Balanced	121,351,973	—	—	121,351,973
Common stock	104,121,436	—	—	104,121,436
Stable value fund †	—	269,473,267	—	269,473,267
Total investments at fair value	$1,360,119,558	$269,473,267	$—	$1,629,592,825

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4. FAIR VALUE MEASUREMENTS (CONTINUED)

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index	$475,675,255	$—	$—	$475,675,255
Growth	505,217,830	—	—	505,217,830
Other	145,956,864	—	—	145,956,864
Balanced	117,073,841	—	—	117,073,841
Common stock	143,865,880	—	—	143,865,880
Stable value fund †	—	254,245,332	—	254,245,332
Total investments at fair value	$1,387,789,670	$254,245,332	$—	$1,642,035,002
† This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As noted in Note 1, Vanguard is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as overall market volatility, interest rate, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits. During 2011, net depreciation in fair value of investments totaled $81,453,408.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

7. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Company is committed to ensuring that the Plan is compliant with the IRC, and has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the IRC. The Plan was amended and restated as of January 1, 2011 and an application for a new determination letter was submitted.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2008.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,641,980,407	$1,663,031,146
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	12,478,331	10,011,701
Deemed distributions	(82,338)	(68,983)
Net assets available for benefits per Form 5500	$1,654,376,400	$1,672,973,864

9. DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2011, the Company was untimely in remitting certain Participant contributions. Late remittances of Participant contributions constitute a prohibited transaction under ERISA Section 406, regardless of materiality. The Company remitted all of these delinquent Participant contributions to the Plan by December 31, 2011 and reimbursed the Plan for $55 of lost earnings associated with such delinquent Participant contributions by December 31, 2011. Related excise taxes were paid by the Company.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

9. DELINQUENT PARTICIPANT CONTRIBUTIONS (CONTINUED)

In addition, in connection with a Department of Labor (DOL) examination that concluded in 2011, to fully correct identified errors and successfully conclude the examination the Company remitted a total of $25,426 to the Plan as lost earnings on Participant contributions that were paid to the Plan during the plan years 2007 through 2011 but were deemed by the DOL to have been delinquent.

SUPPLEMENTAL SCHEDULES

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2011

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Year	Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2011	$4,180	$—	$ 4,180 (1)	$—	$—
2011	24,909,176	—	24,909,176 (2)	—	—
2010	26,137,082	—	26,137,082 (2)	—	—
2009	9,473,879	—	9,473,879 (2)	—	—
2008	15,701,358	—	15,701,358 (2)	—	—
2007	10,441,235	—	10,441,235 (2)	—	—

(1)
Represents delinquent Participant contributions and loan repayments from one off-cycle supplemental pay period that should have been funded to accounts in early January 2011. The Company transmitted lost earnings to the Plan and filed a Form 5330, Return of Excise Taxes Related to Employee Benefit Plans (Form 5330), during 2011.

(2)
Represents Participant contributions and loan repayments deemed delinquent by the DOL in connection with its examination that concluded in 2011. To fully correct identified errors and conclude the examination, the Company remitted lost earnings in the total amount of $25,426 on Participant contributions that were paid to the Plan during plan years 2007 through 2011.  The Company is in the process of filing corrected Forms 5500 for plan years 2007 to 2010 to report the prohibited transactions resulting from the delinquencies and filing Forms 5330 to pay the related excise taxes.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue	Shares or Units	Current Value
*Vanguard Group
500 Index Fund Signal Shares	2,224,548	$212,778,043
International Growth Fund	9,747,202	159,366,747
Growth Index Fund Signal Shares	5,284,801	155,584,554
Wellington Fund Investor Shares	3,872,111	121,351,973
Total Bond Market Index Fund	10,435,684	114,792,522
Windsor II Fund Investor Shares	4,114,507	106,071,993
Mid-Cap Growth Fund	4,434,329	83,498,406
Target Retirement 2035	1,985,423	24,837,644
Target Retirement 2030	1,107,326	23,165,268
Target Retirement 2025	1,792,679	21,996,168
Target Retirement 2040	911,047	18,676,472
Target Retirement 2020	837,594	18,167,422
Target Retirement 2045	1,148,415	14,780,107
Target Retirement 2015	898,654	11,053,441
Target Retirement Income	721,945	8,324,027
Target Retirement 2050	378,055	7,716,100
Target Retirement 2010	143,627	3,221,561
Target Retirement 2005	92,979	1,113,888
Target Retirement 2055	30,269	661,674
T. Rowe Price Small-Cap Stock Fund	3,934,849	122,964,038
Artisan Mid Cap Value Fund Investor Shares	688,754	13,568,459
Harbor International Fund Institutional	234,654	12,307,615
*Stable Value Fund:
Vanguard Retirement Savings Trust III	256,994,936	269,473,267
* Boston Scientific Corporation Common Stock Fund	18,915,976	101,011,309
Pfizer Common Stock Fund	143,721	3,110,127
* Participants' notes receivable, interest rates 4.25% - 10.00%		24,865,913
		$1,654,458,738

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are Participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation
401(k) Retirement Savings Plan

Date:	June 28, 2012	By:	/s/ David A. Appugliese, J.D.
David A. Appugliese, J.D.
Chair, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm